Exhibit 99.1

English convenience translation

INVITATION

Shareholders of Nabriva Therapeutics AG, registered with the commercial register of the Commercial Court in Vienna under FN 269261 y, with its corporate seat in Vienna and the business address Leberstraße 20, 1110 Vienna, Austria, are invited to attend the

ANNUAL SHAREHOLDERS’ MEETING

On 25 August 2016, at 3.00 p.m., at the premises of Freshfields Bruckhaus Deringer LLP, Seilergasse 16, 1010 Vienna, Austria.

AGENDA

1.                                      Presentation of the acknowledged (festgestellt) annual financial statement as of 31 December 2015 as well as the management report and the report of the supervisory board in accordance with section 96 Austrian Stock Corporation Act for the business year 2015.

2.                                      Distribution of profits from the business year 2015.

3.                                      Resolution on the release of the members of the supervisory board from responsibility for the business year 2015.

4.                                      Resolution on the release of the members of the management board from responsibility for the business year 2015.

5.                                      Appointment of auditors for the business year 2016.

6.                                      Resolution on

a.              the revocation of the authorizations of the management board pursuant to section 4 of the company’s articles of association to increase the company’s registered share capital, subject to the approval of the supervisory board, by the aggregate amount of EUR 384,735 by way of issuing 384,735 no-par value registered shares against contribution in cash or in-kind;

b.              the authorization of the management board to increase the company’s registered share capital within a period of five years from registration of the respective amendment of the company’s articles of association in the commercial register, subject to the approval of the supervisory board, by up to EUR 918,033 by way of issuing up to 918,033 new no-par value registered shares against contribution in cash or in-kind in full or in part, to exclude the shareholders’ subscription rights, and to determine the issue price which may not be below the proportionate amount per share in the company’s registered share capital, as well as issuance conditions in agreement with the supervisory board (Authorized Capital 2016);

c.               the authorization of the supervisory board to resolve on the amendments of the company’s articles of association resulting from the issuance of new shares out of Authorized Capital 2016.

7.                                      Resolution on

a.              the authorization of the management board to increase the company’s registered share capital within a period of five years from registration of the respective amendment of the company’s articles of association in the commercial register, subject to the approval of the supervisory board, by up to EUR 146,129 by way of issuing up to 146,129 new no-par value registered shares against contribution in cash or in-kind in full or in part for the purposes to service the stock options granted to selected employees or members of the management board and the supervisory board and external consultants of the company under the existing stock option plan 2015, as amended (Authorized Capital 2016 — SOP);

b.              the exclusion of subscription rights of current shareholders relating to Authorized Capital 2016 — SOP;

c.               the authorization of the supervisory board to resolve on the amendments of the company’s articles of association resulting from the issuance of new shares out of the Authorized Capital 2016 — SOP.

8.                                      Resolution on

a.              the revocation of an aggregate amount of EUR 83,657 conditional capital pursuant to section 4 of the company’s current articles of association to conditionally increase the company’s registered share capital by issuing up to 83,657 no-par value registered shares upon execution of granted stock option rights;

b.              the conditional increase of the company’s registered share capital pursuant to section 159 para 2 item 3 Austrian Stock Corporation Act by up to EUR 197,770 by issuing up to 197,770 new no-par value registered shares to service the stock options granted to selected employees or members of the management board and the supervisory board and external consultants of the company under the existing stock option plan 2015, as amended (Conditional Capital 2016 — SOP);

c.               the exclusion of subscription rights of current shareholders relating to Conditional Capital 2016 — SOP;

d.              the authorization of the supervisory board to resolve on the amendments of the company’s articles of association resulting from the issuance of new shares out of Conditional Capital 2016 — SOP.

9.                                      Resolution on

a.              the revocation of an aggregate amount of EUR 423,074 conditional capital pursuant to section 4 of the company’s current articles of association to conditionally increase the company’s registered share capital by issuing up to 423,074 no-par value registered shares to be issued to holders of convertible bonds;

b.              the conditional increase of the company’s registered share capital pursuant to section 159 para 2 item 1 Austrian Stock Corporation Act by up to EUR 704,162 by issuing up to 704,162 new no-par value registered shares to be issued to holders of convertible bonds (Conditional Capital 2016 — Convertible Bonds);

c.               the exclusion of subscription rights of current shareholders relating to Conditional Capital 2016 — Convertible Bonds.

d.              the authorization of the supervisory board to resolve on the amendments of the company’s articles of association resulting from the issuance of new shares out of Conditional Capital 2016 — Convertible Bonds.

10.                               Resolution on the authorization of the management board to issue convertible bonds providing for a right to conversion and/or subscription of an aggregate amount of up to 704,162 new no-par value registered shares within a period of five years after the date of this resolution (Convertible Bonds 2016).

11.                               Resolution on the approval of the supervisory board compensation policy.

12.                               Resolution on the amendments of the stock option plan 2015, resolved upon in the general meeting on 2 April 2015, as amended in the general meeting on 30 June 2015.

13.                               Resolution on amendments to the company’s articles of association.

14.                               Election of members of the supervisory board.

PROVISION OF INFORMATION

The management board informs, that pursuant to section 108 Paragraph 3 to 5 the following materials are made available to the shareholders for review at least 21 days prior to the shareholders’ meeting, from 20 July 2016 on the corporate seat of the company Leberstraße 20, 1110 Vienna, Austria, during regular business hours (weekdays 9:00 a.m. until 05:00 p.m.) and upon request will be provided to the shareholders per mail free of charges as well as on the company`s website http://investors.nabriva.com.

•                  Convocation notice;

•                  Annual financial statement and management report for the business year 2015;

•                  Report of the supervisory board for the business year 2015;

•                  Resolution proposals for agenda items 2. to 14;

•                  Report of the management board on the exclusion of shareholders’ subscription rights with respect to items 6, 7, 8 and 9;

•                  Supervisory board compensation policy;

•                  Amended stock option plan 2015; and

•                  Draft articles of association reflecting the proposed amendments.

RECORD DATE (NACHWEISSTICHTAG) AND REQUIREMENTS FOR THE PARTICIPATION IN THE GENERAL MEETING PURSUANT TO SECTION 111 AUSTRIAN STOCK CORPORATION ACT

Shareholders registered with the share register (Aktienbuch)of the company at the end of the tenth day prior to the shareholders’ meeting may participate in the shareholders’ meeting in accordance with section 15 item 1 of the articles of association.

POSSIBILITY TO APPOINT A PROXY HOLDER PURSUANT TO SECTIONS 113 ET SEQ. AUSTRIAN STOCK CORPORATION ACT

Every shareholder entitled to participate in the shareholders’ meeting may, pursuant to section 113f Austrian Stock Exchange Act appoint a natural or legal person as a proxy holder. The proxy holder participates at the shareholders’ meeting in the name of the shareholder and has the same legal rights (in particular the right to information and the right to vote) as the shareholder represented by that proxy holder. In order to use this right to vote a power of attorney in writing, that remains in custody of the company, is required in accordance to section 15 item 3 of the articles of association.

The aforementioned requirements for the appointment of a proxy holder shall apply mutatis mutandis for the revocation of such proxy.

NOTE REFERRING TO SHAREHOLDER RIGHTS PURSUANT TO SECTION 109, 110 AND 118 AUSTRIAN STOCK CORPORATION ACT:

Pursuant to section 109 Austrian Stock Corporation Act, shareholders whose aggregate shareholding equals 5% or more of the company’s share capital may request in writing that additional items shall be put on the agenda of the upcoming general meeting and be made public. Any such request to add another item to the agenda must be accompanied by a proposed resolution together with a statement of reasons. The requesting shareholder(s) must have held its/their shares for a period of at least three months prior to such request. Such a request must be received by the company no later than on the 19th day before the general meeting, thus no later than 6 August 2016.

Pursuant to section 118 Austrian Stock Corporation Act, each shareholder is entitled, upon request in the general meeting, to be provided with information on matters concerning the company’s affairs to the extent that this information is required to enable the shareholder to properly evaluate the relevant item of the agenda. The obligation to provide information also covers the company’s legal and business relations to affiliated companies.

A request for information may be refused if, according to reasonable business judgment, it is likely that the disclosure of such information causes a significant harm to the company or any of its affiliates or if the disclosure of that information would result in a criminal offense.

Proposals for additional agenda items and questions shall be sent to the company in the form prescribed by law, exclusively to one of the following addresses.

By mail:	Nabriva Therapeutics AG
Attn. General Counsel
Leberstraße 20
1110 Vienna

By fax:	+43 1 740931900
Attn. General Counsel

Vienna, July 19 2016

The management board